EXHIBIT 2.8

RPI SHAREHOLDERS’ AGREEMENT

BETWEEN

ULTRAPAR PARTICIPAÇÕES S.A.

BRASKEM S.A.

AND

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

DATED APRIL, 18 2007

2.8.1

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (the “Shareholders’ Agreement”) is entered into by and between:

1.

ULTRAPAR PARTICIPAÇÕES S.A., a joint stock company with principal place of business at Avenida Brigadeiro Luiz Antonio, no 1343, 9th floor, City of São Paulo, State of São Paulo, enrolled with the National Register of Legal Entities under No. 33.256.439/0001-39, herein represented pursuant to its bylaws (“Ultrapar”);

2.

BRASKEM S.A., a joint stock company with principal place of business at Rua Eteno, no 1561, Pólo Petroquímico, City of Camaçari, State of Bahia, enrolled with the National Register of Legal Entities under No. 42.150.391/0001-70, herein represented pursuant to its bylaws (“Braskem”); and

3.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS, a government-controlled company with principal place of business at Avenida República do Chile, no 65, City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities under No. 33.000.167/0001-01, herein represented pursuant to its bylaws (“Petrobras”, and jointly with Ultrapar and Braskem hereinafter referred to as the “Parties” or “Investment Parties” and each individually as “Party” or “Investment Party”).

and, as intervening consenting party,

4.

REFINARIA DE PETRÓLEO IPIRANGA S.A., a joint stock company with principal place of business at Rua Engenheiro Heitor Amaro Barcellos, no 551, City of Rio Grande, State of Rio Grande do Sul, enrolled with the National Register of Legal Entities under No. 94.845.674/0001-30, herein represented pursuant to its bylaws (“RPI”);

The words with capital initials, if not defined herein, shall be construed pursuant to the Investment Agreement, as defined below.

Recitals

WHEREAS the Parties have celebrated an Investment Agreement dated March 18, 2007 (“Investment Agreement”) wherein the Parties decided, among other provisions, to jointly control and manage RPI;

WHEREAS, as established in the Investment Agreement, Ultrapar entered into an agreement for the share puchase agreement and other disposals dated March 18, 2007 (“Purchase and Sale Agreement”) with the controlling shareholders of Ipiranga Petroquímica S.A. (“IPQ”), of RPI, Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), Companhia Brasileira de Petróleo Ipiranga (“CBPI”) and Ipiranga Química S.A. (“ICQ”) (“Selling Shareholders”) with Petrobras and Braskem as intervening and consenting Parties, whereby Ultrapar acquired, on this date, from the Selling Shareholders, and others, six million, six hundred and six thousand, eight hundred and thirty-one (6,606,831) common shares issued by RPI (the “Ultrapar Shares”).

WHEREAS Ultrapar has assigned and transferred to Braskem and Petrobras one (01) common share issued by RPI (“Braskem/Petrobras Shares”, and jointly with the Ultrapar Shares, the “Shares”);

WHEREAS the Investing Parties intend to establish the main terms and conditions based on which RPI shall be controlled and managed, excluding the control and management of ICQ, IPQ, DPPI and CBPI, which is dealt with in a separate Shareholders’ Agreement, also entered into on this date (the “Group Control Agreement”); and

2.8.2

WHEREAS after the Corporate Restructuring, Braskem and Petrobras shall each hold one third (1/3) of the total and voting capital in RPI, while Ultrapar shall retain the remaining one third (1/3) of the total and voting capital.

The Parties hereto hereby enter into this Shareholders’ Agreement, which shall be governed by the following provisions:

CLAUSE 1

LINKED SHARES

1.1 All Shares and all securities convertible into RPI common shares, or which confer rights to subscribe them, which are owned by the Parties, shall be subject to this Shareholders’ Agreement, including, but not limited to, those acquired pursuant to the terms of the Investment Agreement and/or this Shareholders’ Agreement and/or which are acquired or received in the future upon subscription, acquisition, bonus, split, consolidation or in any other manner.

1.2 Each investing Party hereby represents and warrants that (i) it is the legitimateowner and titular of the Shares in the following proportion: and (ii) the Shares are on this date, and shall remain for the duration of this Shareholders’ Agreement, free and unencumbered of any and all encumbrance, burden, restriction, right of first refusal, option or other charges or rights of any nature, except if otherwise stated in this Shareholders’ Agreement and for the chattel mortgage of six million six hundred and six thousand eight hundred and twenty-six (6.606.826) Ultrapar Shares, constituted in favour of Petrobras and Braskem.

RPI LINKEDSHARES

SHAREHOLDERS	NO. OF SHARES	VOTING CAPITAL (%)	TOTAL CAPITAL (%)
Ultrapar	6,606,826	66,185	22,320
Petrobras	1	Less than 0.001	Less than 0.001
Braskem	1	Less than 0.001	Less than 0.001

2.8.3

CLAUSE 2

RPI MANAGEMENT

2.1 Principles of RPI Management RPI management and control shall be shared by the Parties, and all decisions at general meeting, board of directors and departmental level shall be taken by consensus, except for company acts required to reduce RPI capital stock, as approved by the Parties pursuant to the Investment Agreement.

2.1.1 Any and all decision on issues relating to RPI’s use of its right to vote as controlling shareholder of ICQ and its controlled companies shall be subject to the Group Control Agreement.

2.2 Prior Meeting. Prior to any and all general RPI meeting, the Parties shall meet to discuss the agenda and unanimously resolve on how to cast their respective votes. If deemed necessary, Braskem and Petrobras shall be entitled to call the prior meeting individually at least five (05) days in advance, and this prior meeting shall be held at least three (03) months before the relevant general meeting.

2.3 RPI Management. Each of the Parties shall appoint one third (1/3) (i) of the members of the board of directors to which Ultrapar would be entitled and (ii) of the RPI board of officers. All decisions taken by the board of directors and management shall be taken unanimously.

2.4 RPI Capital Reduction. The Parties hereby agree that, in the absence of any Impediment, RPI capital shall be reduced, in order to transfer the RPI equity in ICQ to Braskem, pursuant to the Investment Agreement. Ultrapar shall therefore vote at the relevant RPI general meeting to approve the aforementioned reduction, and instruct RPI Management to take all measures to implement the reduction immediately following this decision.

2.5 Disputes. In the event that any dispute arise between the Parties relating to the RPI control and management rules, the chief executive officer of Petrobras, or a person specifically appointed by him, the chief executive officer of Ultrapar, or a person specifically appointed by him, and the chief executive officer of Braskem, or a person specifically appointed by him, shall meet within a period no greater than five (05) days from the date of the event, to seek an amicable solution, subject to reciprocal concessions. If they are unable to reach an agreement and the conflict is unresolved, the Parties shall be bound to use the dispute resolution rules set forth in Clause 3.12 of this agreement.

2.6 Prohibited Transfer or Encumbrance of Shares. Up to the date of effective transfer of the Braskem/Petrobras Assets and the Petrobras Assets, except as set forth in the Investment Agreement and the Shareholders’ Agreement, none of the Parties shall be entitled to directly or indirectly, in full or in part, (A) sell, dispose of or in any other way transfer to third Parties: (i) any RPI Shares, securities or subscription rights and/or any of its Assets or property comprising the Petrobras Assets or the Braskem/Petrobras Assets, (ii) any ICQ, IPQ and/or Copesul – Companhia Petroquímica do Sul (“Copesul”) Shares, securities or subscription rights and/or any of their Assets or property comprising the Petrobras Assets or the Braskem/Petrobras Assets and (iii) any CBPI Shares, securities or subscription rights and/or any of its Assets or property comprising the Petrobras Assets or the Braskem/Petrobras Assets and (B) create any type of burden, charge, restriction, debt, option, right of first refusal, third party right or encumbrance on the Shares and/or the assets, rights, shareholdings or other property mentioned in items (i) to (iii) above, always maintaining them free and unencumbered, except for the chattel mortgages offered in guarantee to Braskem and Petrobras as set forth in the Investment Agreement.

2.7 Automatic Execution. The chairman of the RPI general meeting and board of directors shall not compute any vote pronounced in disagreement to comply with this Shareholders’ Agreement.

2.8 Operating Activities. The Parties hereby agree and acknowledge that they shall make every effort to maintain RPI financial and economic balance. Petrobras hereby undertakes to supply raw materials required for RPI refining activities. Ultrapar and Braskem hereby undertake to purchase the products produced by RPI and which are required for Ultrapar and Braskem activities.

2.8.1 Furthermore, the Parties hereby undertake to draw up a plan to dispose of the total amount of RPI Shares

2.8.4

and endeavor their best efforts to implement this plan. Except as established in the Investment Agreement, none of the Parties shall encumber or dispose of their Shares in RPI capital stock to any of the other Parties or to third Parties, without the prior and express consent of the other Parties.

CLAUSE 3

FINAL PROVISIONS

3.1 Duty to Indemnify. Each of the Parties hereto hereby agrees to indemnify, defend and hold harmless the other Parties, and, as applicable, any of their parent companies, board members, directors, employees, representatives, successors, assignees, controlled companies and affiliates (the “Indemnified Party”) from and against any obligations, liabilities, contingencies, losses, damages, claims, actions, suits, investigations, tax deficiency notices, awards (judicial, administrative or from arbitration, both final and provisional in nature), fines, interest, penalties, costs and expenses suffered or incurred by any Indemnified Party of the other Parties resulting from failure to discharge its obligations established in the Commission, in this Agreement and in the Shareholders’ Agreement.

3.1.1 Both Braskem and Petrobras hereby agree to indemnify, defend and exempt Ultrapar and, as applicable, any Ultrapar Indemnified Party, at a ratio of 60% and 40% respectively, for any Losses suffered or incurred by Ultrapar or any Ultrapar Indemnified Party for the fact that Ultrapar and/or any Ultrapar Indemnified Party have been majority shareholders at ICQ and IPQ and other companies controlled by them, and as an indirect shareholder in Copesul.

3.1.2 Petrobras hereby agrees to indemnify, defend and exempt Ultrapar and, as applicable, any Ultrapar Indemnified Party for any Losses incurred or suffered by Ultrapar or Ultrapar Indemnified Party for the administration and management of Petrobras Assets, while said Assets remain under direct or indirect CBPI ownership, without prejudice to other obligations undertaken by Petrobras in the filing and justification for the CBPI spin-off.

3.1.3 Ultrapar hereby agrees to indemnify, defend and exempt Petrobras and, as applicable, any Petrobras Indemnified Party for any Losses incurred or suffered by Petrobras or Petrobras Indemnified Party for the administration and management of Ultrapar Assets, without prejudice to other obligations undertaken by Ultrapar in the filing and justification for the CBPI spin-off.

3.2 Notices. Any notice shall be considered received when delivered by registered letter, by hand, registry office or by fax (in this case upon confirmation that transmission has been received), as applicable, to the addresses and telephone/fax numbers listed below (or any other address or telephone/fax number indicated by one Party to another):

C.	If sent to Ultrapar, to:

SRA. ÂNGELA PÊGAS

Avenida Brigadeiro Luiz Antônio, no 1343, 8º andar

São Paulo, SP

Telephone: 55 11 3177-6868

Fax: 55 11 3177-6107

E-mail: angela.pegas@ultra.com.br

D.	If sent to Braskem, to:

SR. MAURICIO ROBERTO DE CARVALHO FERRO

Avenida das Nações Unidas, no 4777, 3º andar

São Paulo, SP

Telephone: 55 11 3443-9413

Fax: 55 11 3023-0416

E-mail: mauricio.ferro@braskem.com.br

2.8.5

C.	If sent to Petrobras, to:

SR. GERENTE EXECUTIVO DE NOVOS NEGÓCIOS

Avenida República do Chile, no 65, 22º andar, sala 2202-A

Rio de Janeiro, RJ

Telephone: 55 21 3224-0921

Fax: 55 21 3224-0929

2.8.6

D.	If sent to Braskem, to:

At.: Sr. Presidente do Conselho de Administração

Rua Engenheiro Heitor Amaro Barcellos, no 551

Rio Grande, RS

Telephone: 55 53 3233-8000

Fax: 55 53 3233-8036

3.3 Entire Agreement. This Shareholders’ Agreement, the Group Control Agreement and the Investment Agreement represent the entire agreement between the Parties in relation to the issue set forth herein and hereby supersedes all agreements, promises, conventions, arrangements, communications or representations, either verbal or written, made by either Party or their representatives or advisors.

3.4 Waiver or Amendment. This Shareholders’ Agreement may be amended, substituted, cancelled, renewed or extended and its terms may be waived only pursuant to written agreement signed by the Parties. Any delay in the enforcement of any right, power or privilege set forth in this Agreement shall not be construed as a waiver of this right, power or recourse; neither shall total or partial waiver of any right, power, privilege or recourse be construed as inhibiting any later enforcement of said right, recourse, power or privilege.

3.5 Binding Effect; No Assignment. This Shareholders’ Agreement shall be binding on and benefit the Parties and their respective successors and authorized assignees. This Shareholders’ Agreement (and the rights and obligations set forth herein) shall not be assigned by any of the Parties with the prior, written consent of the other Parties to this Shareholders’ Agreement, except for Petrobras’ assignment of the rights and obligations set forth in this Shareholders’ Agreement to any of its controlled companies or to Braskem, pursuant to the terms of the Investment Agreement.

3.6 Severability. Any term or provision of this Shareholders’ Agreement declared invalid or ineffective shall be deemed unenforceable only to the extent of said invalidity or ineffectiveness, which shall not affect the validity or effectiveness of the remaining terms and provisions herein The Parties shall conduct negotiations in good faith to substitute the invalid provisions for others that reflect their intentions to the greatest possible extent.

3.7 Expenses. Each Party shall bear the costs and expenses incurred in relation to drawing up this Shareholders’ Agreement.

3.8 Specific Execution. The Parties to this Agreement understand and agree with all of the terms and conditions established herein and shall be subject to specific execution, as set forth in the Code of Civil Procedure and in article 118, paragraph 3, of law No. 6404/76.

3.9 Term. This Shareholders’ Agreement shall be effective herewith and shall remain in effect of a period of ten (10) years from the date that this Shareholders’ Agreement is entered into.

3.10 Governing Law. This Shareholders’ Agreement shall be governed and construed pursuant to the laws of the Federative Republic of Brazil.

3.11 Continuity. This Shareholders’ Agreement, or the rights and obligations set forth herein, shall not expire or be modified as a result or consequence of the corporate Restructuring or the Alternative Restructuring, as applicable, set forth in the Investment Agreement, and shall always be performed and construed in order to preserve the intention of the Parties to jointly control and manage RPI, pursuant to Clause 2.

3.12 Resolution of Disputes. Except for disputes arising from the obligations to make payment which shall forthwith be subject to judicial enforcement, and those that hereby require specific execution, all other disputes arising from or related to this Agreement, among others, those related to validity, effectiveness, breach, interpretation, termination, expiry and associated disputes, etc., shall be resolved by arbitration, pursuant to Law No. 9307/96, subject to the following conditions.

2.8.7

3.12.1 The dispute shall be submitted to the International Chamber of Commerce (“ICC”) Court of Arbitration pursuant to its regulations (“Regulations”) in effect at the time that arbitration is requested. Arbitration shall be carried out in Portuguese.

3.12.2 Arbitration shall be carried out in the City of São Paulo, State of Sao Paulo, Brazil, and the arbitrators shall be forbidden from rendering decisions based on equity.

3.12.3 Except in the event of more than one plaintiff or defendant, in which case the applicable rules established by the Regulations shall be adopted, the arbitration shall be conducted by three arbitrators, one indicated by each Party who shall agree to appoint a third, who shall act as President of the Court of Arbitration. If the two (02) arbitrators appointed by the Parties fail to appoint a third arbitrator within a period of thirty 930) days from the date that the first two (02) arbitrators are appointed, the ICC shall designate the third arbitrator.

3.12.4 Arbitration procedures shall proceed in absentia of any of the Parties.

3.12.5 The Parties shall share, in equal part, the fees and expenses paid to the arbitrators and the ICC. The Parties shall cover the costs and fees of their respective attorneys, and there shall be no loss of suit expenses.

3.12.6 Each Party shall retain the right to file for relief to the courts in order to obtain precautionary measures to protect or safeguard rights or to prepare for establishment of the court of arbitration, which shall not be construed as a waiver of the right to arbitration. For the enforcement of the aforementioned court protection, the Parties hereby elect the judicial district of the City of São Paulo, State of São Paulo, to the exclusion of all others, however privileged they may be.

3.12.7 Execution of the award may be carried out in any court with jurisdiction or authority over the Parts and their Assets. Each Party shall endeavor its best effort to ensure swift and efficient conclusion of the arbitration procedures.

3.12.8 In order to optimize and confer legal safety on the resolution of disputes set forth in this arbitration clause relating to arbitration procedures arising from or related to other agreements related to this one and which complete the juristic act among the Parties and provided that requested by either Party in the arbitration procedure, the Arbitration Court shall consolidate the arbitration procedure established pursuant to the terms of this clause with any other to which any of the Parties is a party and that involves or affects or in any way has an impact on this Agreement provided that the Arbitration Court states that (i) there are actual or legal issues that are common to both cases thereby rendering the consolidation of the procedures more efficient than upholding separate judgments; and (ii) none of the Parties in the procedures instituted will be prejudiced by the consolidation, such as, among others, by unjustified delay or conflict of interest. The parties hereby agree and authorize consolidation of arbitration procedures.

3.13 Intervening Party. RPI, upon executing this Shareholders’ Agreement on this date or at a later date, agrees with all of its clauses and conditions, and shall be bound to uphold them and effectively comply with them.

3.14 Registration. This Shareholders’ Agreement shall be registered by the Parties at RPI head offices, within two (02) of entering into this Shareholders’ Agreement. The Nominative Share Registry Book or the record of the share registrar, as applicable, shall contain the following declaration: “The Shares registered in this book are subject to the Shareholders’ Agreement entered into on April 18, 2007, a copy of which is registered at the head offices of the company. The aforementioned Shareholders’ Agreement establishes restrictions on exercising the right to vote, transfer and encumber the Shares and the subscription rights arising therefrom.”

IN WITNESS WHEREOF, the Parties hereto hereby enter into this Agreement in four (04) counterparts of equal form and content, in the presence of two (02) witnesses.

São Paulo, April 18, 2007

2.8.8

(SIGNATURE PAGE FOR THE RPI SHAREHOLDERS’ AGREEMENT DATED APRIL 18, 2007)

ULTRAPAR PARTICIPAÇÕES S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Title: Executive Officer	Title: Executive Officer

BRASKEM S.A.:

/s/ Marta Pacheco	/s/ Susan Barrio
Name: Marta Pacheco	Name: Susan Barrio
Title: Authorized Legal Representative	Title: Authorized Legal Representative

PETRÓLEO BRASILEIRO S.A.—PETROBRAS:

/s/ Rogério G. Mattos
Name: Rogério G. Mattos	Name:
Title: Director of Acquisitions	Title

INTERVENING PARTY.

REFINARIA DE PETRÓLEO IPIRANGA S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Title: Executive Officer	Title: Executive Officer

WITNESSES:
/s/ Maria Camila Cozzi Pires De Oliveria Dias	/s/ Mariana Torres da Costa
Name: Maria Camila Cozzi Pires De Oliveria Dias	Name: Mariana Torres da Costa
Identity Card No.: 30747778-2	Identity Card No.: 32987617-9

2.8.9